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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2006

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-92229) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at March 31, 2006 and December 31, 2005	1
Consolidated Statements of Income for the three months ended March 31, 2006 and 2005	2
Consolidated Statements of Deficit for the three months ended March 31, 2006 and 2005	3
Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and 2005	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	29
Part II — Other Information
Legal Proceedings	48
Exhibits	48

BASIS OF PRESENTATION

General

        All dollar amounts in this report are expressed in United States ("U.S.") dollars. Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

Trademarks

        The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Ativan®, Biovail®, BPI®, BVF®, Cardisense™, Cardizem®, Cardizem® LA, CEFORM™, DiTech™, DrinkUp®, FlashDose®, Glumetza™, Healthburst™, Instatab™, Isordil®, Nutravail®, Oramelt™, Shearform™, Smartcoat™, SportSafe®, Tiazac® XC, Tiazac®, Vasocard™, Vasotec®, Vaseretic® and Z-Flakes®.

        Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license.

        Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license.

        Zoladex® is a trademark of AstraZeneca Pharmaceuticals LP and is used by the Company under license.

        In addition, the Company has filed trademark applications for many of its other trademarks in the U.S. and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

i

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward — looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 under the heading "Risk Factors" under Item 3, Sub-Part D. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

ii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At March 31 2006	At December 31 2005
ASSETS
Current
Cash and cash equivalents	$512,819	$445,289
Marketable securities	—	505
Accounts receivable	105,523	132,699
Assets of discontinued operation held for sale	—	1,893
Inventories	91,654	89,473
Deposits and prepaid expenses	11,815	14,923

	721,811	684,782
Long-term assets of discontinued operation held for sale	—	1,107
Marketable securities	7,620	6,859
Long-term investments	68,983	66,421
Property, plant and equipment, net	210,066	199,567
Intangible assets, net	893,158	910,276
Goodwill	100,294	100,294
Other assets, net	56,694	59,506

	$2,058,626	$2,028,812

LIABILITIES
Current
Accounts payable	$37,199	$61,453
Accrued liabilities	110,328	88,870
Income taxes payable	38,609	37,713
Deferred revenue	52,627	61,160
Current portion of long-term obligations	24,654	24,360

	263,417	273,556
Deferred revenue	112,327	117,119
Deferred leasehold inducements	5,366	5,273
Long-term obligations	401,464	412,508

	782,574	808,456

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 159,748,839 and 159,587,838 issued and outstanding at March 31, 2006 and December 31, 2005, respectively	1,464,072	1,461,077
Additional paid-in capital	7,250	377
Deficit	(245,733)	(290,242)
Accumulated other comprehensive income	50,463	49,144

	1,276,052	1,220,356

	$2,058,626	$2,028,812

Commitments and contingencies (notes 10 and 11)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2006	2005
REVENUE
Product sales	$209,705	$160,531
Research and development	4,909	7,200
Royalty and other	5,909	5,955

	220,523	173,686

EXPENSES
Cost of goods sold	49,329	41,101
Research and development	22,328	19,954
Selling, general and administrative	56,550	74,694
Amortization	14,824	15,966

	143,031	151,715

Operating income	77,492	21,971
Interest income	5,196	378
Interest expense	(9,024)	(8,897)
Foreign exchange loss	(590)	(538)
Other expense	(318)	(270)

Income from continuing operations before provision for income taxes	72,756	12,644
Provision for income taxes	4,150	585

Income from continuing operations	68,606	12,059
Loss from discontinued operation	(4,120)	(927)

Net income	$64,486	$11,132

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.43	$0.08
Loss from discontinued operation	(0.03)	(0.01)

Net income	$0.40	$0.07

Weighted average number of common shares outstanding (000s)
Basic	159,663	159,385

Diluted	159,737	159,447

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2006	2005
Deficit, beginning of period	$(290,242)	$(446,684)
Net income	64,486	11,132
Dividends declared	(19,977)	—

Deficit, end of period	$(245,733)	$(435,552)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$68,606	$12,059
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities
Depreciation and amortization	25,115	22,564
Amortization of deferred financing costs	622	812
Amortization of discounts on long-term obligations	491	784
Stock-based compensation	6,873	—
Equity loss	318	270
Receipt of leasehold inducements	211	—
Other	(196)	(221)
Changes in operating assets and liabilities:
Accounts receivable	25,991	32,332
Inventories	(2,201)	(8,286)
Deposits and prepaid expenses	3,087	4,691
Accounts payable	(22,918)	(2,970)
Accrued liabilities	966	9,937
Income taxes payable	886	(1,833)
Deferred revenue	(13,159)	(2,343)

Net cash provided by continuing operating activities	94,692	67,796

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(17,913)	(5,095)
Purchases of marketable securities	(1,152)	(4,144)
Proceeds from sales and maturities of marketable securities	853	3,258

Net cash used in continuing investing activities	(18,212)	(5,981)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(11,352)	(11,722)
Issuance of common shares	2,995	7

Net cash used in continuing financing activities	(8,357)	(11,715)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(580)	(408)
Net cash used in investing activities	—	(45)

Net cash used in discontinued operation	(580)	(453)

Effect of exchange rate changes on cash and cash equivalents	(13)	(49)

Net increase in cash and cash equivalents	67,530	49,598
Cash and cash equivalents, beginning of period	445,289	34,324

Cash and cash equivalents, end of period	$512,819	$83,922

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)

(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation is incorporated under the Canada Business Corporations Act. The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. The Company's main therapeutic areas of focus are central nervous system, pain management, and cardiovascular (including Type II diabetes). The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BVF".

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005. These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2005. There have been no material changes to the Company's significant accounting policies since December 31, 2005 (except as described below under Stock-based compensation).

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Stock-based compensation

  Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss prior to January 1, 2006. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS No. 123.

3.     DISCONTINUED OPERATION

  On May 2, 2006, the Company completed the sale of its Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, the Company is entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

  At March 31, 2006, the Company estimated that the net realizable value of the Nutravail's inventory and fair value of Nutravail's long-lived assets were zero, as no consideration was received at the date of sale, and the Company did not attribute any value to the future payments. As a result, the Company recorded a write-down of $1,711,000 to cost of goods sold to adjust Nutravail's inventory, and an additional write-down of $1,084,000 to the carrying values of Nutravail's long-lived assets. The Company does not have a reasonable basis to estimate the amount of the future payments it may receive because the Company does not have any significant continuing involvement in the operations of Nutravail. The Company will recognize any future payments as revenue once each payment is determinable and collection is reasonably assured, which generally will be upon receipt of the cash payment.

  Nutravail's operations and direct cash flows have been eliminated from the ongoing operations of the Company as a result of the sale transaction. The extent to which the Company is involved in the operations of Nutravail is limited to the Company's ability to receive indirect cash flows from the future payments. The Company has no continuing obligations in connection with the receipt of these payments, and these payments are not expected to be significant to the continuing operations of either the Company or Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in the Company's consolidated statements of income and cash flows, for the current and prior periods.

  For the three months ended March 31, 2006 and 2005, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	Three Months Ended March 31
	2006	2005
REVENUE
Product sales	$519	$637
Research and development	59	326
Royalty and other	162	612

	740	1,575

EXPENSES
Cost of goods sold (including write-down of inventory of $1,711)	2,207	990
Research and development	861	533
Selling, general and administrative	708	911
Amortization	—	68

	3,776	2,502

Loss from discontinued operation before write-down of assets	(3,036)	(927)
Write-down of assets	(1,084)	—

Loss from discontinued operation	$(4,120)	$(927)

4.     INVENTORIES

	At March 31 2006	At December 31 2005
Raw materials	$52,710	$54,525
Work in process	18,694	11,416
Finished goods	20,250	23,532

	$91,654	$89,473

5.     INTANGIBLE ASSETS

	At March 31, 2006		At December 31, 2005
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$160,306	$703,698	$151,535
Product rights	439,151	101,329	443,151	97,265
Technology	16,956	5,012	16,956	4,729

	1,159,805	$266,647	1,163,805	$253,529

Less accumulated amortization	266,647		253,529

	$893,158		$910,276

  Amortization expense amounted to $17,118,000 and $16,302,000 in the three months ended March 31, 2006 and 2005, respectively. Amortization expense was recorded as follows:

	Three Months Ended March 31
	2006	2005
Royalty and other revenue	$268	$268
Cost of goods sold	2,026	—
Amortization expense	14,824	15,966
Loss from discontinued operation	—	68

	$17,118	$16,302

6.     LONG-TERM OBLIGATIONS

	At March 31 2006	At December 31 2005
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,460)	(1,551)
Fair value adjustment	1,997	2,103

	400,537	400,552
Vasotec® and Vaseretic® obligation	13,815	13,622
Zovirax® obligation	10,839	21,884
Deferred compensation	927	810

	426,118	436,868
Less current portion	24,654	24,360

	$401,464	$412,508

  Interest expense on long-term obligations amounted to $8,679,000 and $8,155,000 in the three months ended March 31, 2006 and 2005, respectively.

7.     STOCK-BASED COMPENSATION

  Stock option plans

  Under the Company's stock option plans, the Company's Board of Directors may grant to eligible individuals stock options to purchase the Company's common shares at exercise prices equal to the fair market value of the Company's common shares at the date of grant. Stock options generally become exercisable 25% on the date of grant, and 25% per year on each of the first through the third anniversaries of the grant date, and generally have a term of 10 years.

  Current period stock-based compensation expense under SFAS No. 123R

  The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the three months ended March 31, 2006, the Company recognized total stock-based compensation expense related to stock options in the amount of $6,873,000, which was recorded as follows:

Three Months Ended March 31, 2006
Cost of goods sold	$460
Research and development expenses	872
Selling, general and administrative expenses	5,541

$6,873

  As a result of adopting SFAS No. 123R on January 1, 2006, the Company's net income for the three months ended March 31, 2006, was $6,726,000 lower than if it had continued to account for stock-based compensation under APB No. 25. For the three months ended March 31, 2006, basic and diluted earnings per share would have been $0.45 if the Company had not adopted SFAS No. 123R, compared with reported basic and diluted earnings per share of $0.40.

  At March 31, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $24,000,000, which will be amortized over the weighted-average remaining requisite service period of approximately 36 months.

  Prior period pro forma information under SFAS No. 123

  For the three months ended March 31, 2005, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

Three Months Ended March 31, 2005
Net income as reported	$11,132
Pro forma stock-based compensation expense determined under fair value-based method	(216)

Pro forma net income	10,916

Basic and diluted earnings per share
As reported	$0.07
Pro forma	$0.07

  The increase in stock-based compensation expense in the three months ended March 31, 2006, compared with the three months ended March 31, 2005, was the result of forfeitures of 817,693 stock options by certain of the Company's former officers and employees during the three months ended March 31, 2005. Under SFAS No. 123, the Company recognized forfeitures as they occurred.

  Valuation assumptions

  The fair values of all stock options granted during the three months ended March 31, 2006 and 2005 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended March 31
	2006	2005
Expected option life (years)	4.0	4.0
Volatility	53.1%	53.3%
Risk-free interest rate	4.1%	3.7%
Dividend yield	2.0%	—%

  The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Stock option activity

  The following table summarizes the Company's stock option activity for the three-month period ended March 31, 2006:

	Options (000s)	Weighted Average Exercise Price
Outstanding balance, January 1, 2006	7,932	$25.94
Granted	1,686	24.50
Exercised	(157)	18.51
Forfeited	—	—

Outstanding balance, March 31, 2006	9,461	$25.82

  Stock options outstanding and exercisable

  The following table summarizes information about stock options outstanding and exercisable at March 31, 2006:

Range of Exercise Prices	Outstanding (000s)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable (000s)	Weighted Average Exercise Price
$3.52 - $10.00	41	0.4	$10.30	41	$10.30
$17.50 - $25.00	6,137	3.3	20.77	3,529	20.53
$27.72 - $41.00	2,339	1.6	32.62	2,270	32.52
$42.00 - $48.07	944	1.0	42.41	936	42.36

	9,461	2.7	$25.82	6,776	$27.50

  Deferred Stock Unit ("DSU") plans

  In 2005, the Company's Board of Directors adopted DSU plans for its Executive Chairman and non-employee directors, which entitles these directors to receive grants of DSUs. A DSU is a notional unit, equivalent in value to a common share. Each of these directors receives an annual grant of units under the DSU plans. In addition, these directors may elect to receive all or part of their annual retainer fees and committee fees, in the form of DSUs. DSUs are credited with dividend equivalents when dividends are paid on the Company's common shares. Directors may not receive any payment in respect of the DSUs until they withdraw from the Board.

  The amount of compensation deferred is converted into DSUs based on the average trading price of the Company's common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense (but not below zero) throughout the deferral period to the extent that the trading price of its common shares decreases. For the three months ended March 31, 2006, the compensation expense recognized by the Company related to these DSUs was not significant.

8.     DIVIDENDS AND EARNINGS PER SHARE

  Dividends per share

  On March 23, 2006, the Company's Board of Directors declared a quarterly cash dividend of $0.125 per share (or $19,977,000 in the aggregate), which was paid on April 28, 2006.

  Earnings per share

  Earnings per share were calculated as follows:

	Three Months Ended March 31
	2006	2005
Net income	$64,486	$11,132

Basic weighted average number of common shares outstanding (000s)	159,663	159,385
Dilutive effect of stock options (000s)	74	62

Diluted weighted average number of common shares outstanding (000s)	159,737	159,447

Basic and diluted earnings per share	$0.40	$0.07

9.     COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended March 31
	2006	2005
Net income	$64,486	$11,132

Comprehensive income
Foreign currency translation adjustment	(1,259)	(695)
Unrealized holding gain (loss) on long-term investments	2,578	(6,085)

Other comprehensive income (loss)	1,319	(6,780)

Comprehensive income	$65,805	$4,352

10.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint filed alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle.

  Since this lawsuit was filed, a New Jersey law firm, Lampf, Lipkind, Prupis & Petigrow has filed a class action on behalf of unnamed Biovail investors in the U.S. District Court in New Jersey, seeking $4 billion in damages on the basis of substantially the same allegations set forth in the Company's complaint.

  Intellectual property

  RhoxalPharma Inc. ("RhoxalPharma"), now Sandoz Canada Inc. ("Sandoz") filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed on the Patent Register and on April 1, 2004, instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance ("NOC") to Sandoz until these proceedings were concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever was earlier. This matter was tried on September 21 and 22, 2005. On October 19, 2005, the Federal Court dismissed the Company's application. The Company has appealed the decision. As the appeal process did not prevent the issuance of an NOC to Sandoz, Biovail's appeal was dismissed as moot by the Federal Court of Appeal on March 2, 2006.

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an additional action against Sandoz and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, "Andrx") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  RhoxalPharma, now Sandoz, filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed on the Patent Register and on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was heard on April 3 and 4, 2006, but no decision has yet been rendered by the Court.

  Novopharm Limited ("Novopharm") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed on the Patent Register and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision has been appealed. However the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150mg. An NOC has not been issued for the 100mg, for reasons that appear to be unrelated to the NOC proceedings.

  PharmaScience Inc. ("PharmaScience") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed on the Patent Register and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that prevented the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. This litigation has just been settled and PharmaScience will not be marketing its generic version of Wellbutrin® SR until after December 31, 2006.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. This matter is proceeding in the normal course of the legal process.

  Anchen Pharmaceuticals Inc. ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the U.S. District Court for the Central District of California. During the pendency of the litigations, the U.S. Food and Drug Administration ("FDA") may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the expiry of the 30-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the 30-month stay. A trial date has been set for September 12, 2006. On March 17, 2006, Anchen filed a motion for summary judgment, to which the Company has responded, however the court has temporarily vacated this motion pending resolution of certain other motions related to expert witness testimony, so it is unclear when the motion for summary judgment will now be heard.

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of Florida. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the expiry of the 30-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the 30-month stay. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court reserved its decision. The Company is currently conducting dissolution testing on the intermediates in Abrika's manufacturing process. The Company expects to submit these dissolution results to the Court in the coming weeks. If the court denies Abrika's motion, the case will continue in its ordinary course.

  Impax Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Eastern District of Pennsylvania. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the expiry of the 30-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the 30-month stay. A claim construction hearing in respect of this matter was held in late April 2006, but no decision on that hearing has been rendered.

  Watson Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the expiry of the 30-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the 30-month stay. This case is proceeding through the normal course.

  On June 27, 2005 and September 2, 2005, Biovail received separate notice letters regarding Paragraph IV certification under the Hatch Waxman Act from Andrx alleging that their FDA filings for generic formulations of Cardizem® LA (420mg) and Cardizem® LA (120mg, 180mg, 240mg, 300mg and 360mg), respectively, do not infringe the listed patents, U.S. Patent Nos. 5,529,791 and 5,288,505. Upon receipt of the notices from Andrx, Biovail informed Kos Pharmaceuticals, Inc. ("Kos") pursuant to Paragraph 6.13 of the Distribution and Product Acquisition Agreement with Kos (the "Kos Agreement") that it would not be instituting any legal proceedings, and that it therefore deferred to Kos in respect of the right to take legal action. On August 10, 2005, Kos initiated a patent infringement lawsuit against Andrx for the 420mg strength in the U.S. District Court for the District of Delaware. On October 14, 2005, Kos initiated a second patent infringement lawsuit for the remaining strengths. Since Biovail is the holder of the New Drug Application for Cardizem® LA, it was legally required that these suits named Biovail as plaintiff. On February 22, 2006 the Court consolidated the two actions in respect of all dosage strengths. Under the current schedule, fact and expert discovery is scheduled to end on September 5, 2006, and trial is scheduled for April 9, 2007; however, these dates may change. A third Paragraph IV certification and notice letter has been received from Andrx relating to the newly listed patent covering Cardizem® LA, U.S. Patent No. 6,923,984. The notice letter has similarly been referred to Kos. The Company does not intend to initiate legal proceedings against Andrx with respect to this recent notice letter and has instead again deferred in respect of that right to Kos, pursuant to the terms of the Kos Agreement. To date, no action has been undertaken concerning this notice letter.

  Product liability

  Biovail Pharmaceuticals Inc. ("BPI") along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. The Company is considering bringing a motion to be dismissed from the action.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. Biovail has also moved to dismiss a case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, which remains sub judice before the Court. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they have. The Company has moved to dismiss this amended complaint. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceuticals Industries Ltd. ("Teva") relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The consumer and "indirect purchasers" claims were refiled in Superior Court of the State of California. These actions are proceeding on their merits through the normal legal process. On March 21, 2006, we were advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  Securities class actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons other than the defendants and their affiliates who purchased the Company's stock during that period. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint. The plaintiffs' motion for class certification has now been delayed but is expected to be heard in the third quarter of 2006.

  Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously against the Complaint, but cannot predict its eventual outcome.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The Complaint seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S.C. 1985, c. C-34. The Complaint relies on the same facts and allegations as those cited in the U.S. Consolidated Securities Complaint. The Complaint was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the initial allegations and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005 Eugene Melnyk the Company's Executive Chairman filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  The case is currently in discovery.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies. The United States Judicial Panel on Multi District Litigation had ordered that all the New York cases be consolidated and coordinated with similar class action litigation and lawsuits brought by other governmental entities and certain private parties pending in the United States District Court for the District of Massachusetts. Counsel for the City of New York and for all the counties in New York (other than Erie) that had sued Biovail has voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. The Erie County case, which had been removed to federal court, was recently remanded to State Court and thus is no longer part of the consolidated proceedings in Massachusetts. On or about March 3, 2006, the defendants, including the Company, filed pre-answer motions. In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. In the case brought by the State of Mississippi, the defendants, including the Company, have filed pre-answer motions, which are currently pending.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and regulatory inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and has described the precautionary steps it took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the U.S. Securities and Exchange Commission ("SEC" or the "Commission") indicating that the Commission would be conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial performance for the fiscal year 2003. Also, the scope of the investigation is broader than it was initially, and the period under review now goes back to January 2001. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating as previously disclosed. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  In addition, the SEC has advised Biovail that it has reviewed the financial statements and related disclosures of the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding the Company's accounting methodologies related to product returns, and requested additional disclosures related to these filings. The Company has incorporated additional disclosure items requested for these past filings into its Form 20-F for the fiscal year ended December 31, 2005, including the related MD&A and financial statements, and the Company has resolved the comments related to the Company's Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. The Company will provide an update as material developments in these matters occur.

  Over the last three years, the Company has received a number of communications from the OSC relating to its disclosure, and or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. More recently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. In addition, the OSC has also indicated that it is investigating whether there has been improper trading and/or non-compliance with reporting and disclosure requirements in relation to trading of Biovail common shares held in several accounts in which the Company's Executive Chairman, Eugene Melnyk, may have direct or indirect beneficial ownership of or control or direction over, contrary to requirements of Ontario securities law. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

11.   CONTINGENCY

  Under the terms of the Kos Agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. The maximum potential exposure under this indemnity is $25,000,000 until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. The Company is aware that Andrx is seeking FDA approval for a generic version of Cardizem® LA in multiple-dosage formats (as described in note 10 — Legal Proceedings). The Company continually assesses the probability, amount, and timing of future payments, if any, that it may be required to make to Kos under this indemnity. The Company believes that it can make a reasonable estimate for any potential obligation that may exist. At March 31, 2006, the Company estimated that no obligation will become payable under this indemnity.

12.   SEGMENT INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

13.   SUBSEQUENT EVENTS

  Zoladex®

  In April 2006, the Company entered into an agreement with AstraZeneca Pharmaceuticals LP ("AstraZeneca") to promote AstraZeneca's Zoladex® 3.6 mg (goserelin acetate implant) to women's health-care practitioners for the treatment of endometriosis in the United States and Puerto Rico.

  Dividends declared

  On May 10, 2006, the Company's Board of Directors declared a cash dividend of $0.125 per share, payable on May 31, 2006 to shareholders of record on May 23, 2006.

14.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company will prepare its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. Consequently, for interim and annual periods in 2006 and 2007, the Company will include in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's net income as reported under U.S. GAAP and the Company's net income or loss that would have been reported under Canadian GAAP:

	Three Months Ended March 31
	2006	2005
Net income under U.S. GAAP	$64,486	$11,132

Canadian GAAP adjustments
Acquired research and development amortization expense (a)	(12,329)	(24,528)
Stock-based compensation expense (b)	(190)	(216)
Other	111	93

Net income (loss) under Canadian GAAP	$52,078	$(13,519)

Basic and diluted earnings (loss) per share under Canadian GAAP
Income (loss) from continuing operations	$0.35	$(0.08)
Net income (loss)	$0.33	$(0.08)

  The following table presents a reconciliation of the Company's balance sheet as reported under U.S. GAAP and the Company's balance sheet that would have been reported under Canadian GAAP:

	At March 31 2006	At December 31 2005
Total assets under U.S. GAAP	$2,058,626	$2,028,812

Canadian GAAP adjustments
Marketable securities/Long-term investments
Unrealized holding gain on available-for-sale investments (c)	(18,815)	(16,237)
Intangible assets, net
Acquired research and development (a)	162,790	175,121
Goodwill
Value of consideration on acquisition of Fuisz Technologies Ltd. ("Fuisz") (d)	(7,763)	(7,763)
Settlement of Fuisz pre-acquisition contract (e)	7,460	7,460
Other	2,918	2,918
Other assets, net	(2,109)	(2,218)

Total assets under Canadian GAAP	$2,203,107	$2,188,093

Total liabilities under U.S. GAAP	$782,574	$808,456

Canadian GAAP adjustments
Long-term obligations	86	88

Total liabilities under Canadian GAAP	$782,660	$808,544

	At March 31 2006	At December 31 2005
Total shareholders' equity under U.S. GAAP	$1,276,052	$1,220,356

Canadian GAAP adjustments
Common shares
Stock-based compensation (b)	36,779	36,779
Accretion of convertible debt (f)	26,116	26,116
Value of consideration on acquisition of Fuisz (d)	7,763	7,763
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation (b)	65,690	65,500
Deficit
Acquired research and development (a)	162,790	175,121
Stock-based compensation (b)	(102,469)	(102,279)
Accretion of convertible debt (f)	(26,116)	(26,116)
Settlement of Fuisz pre-acquisition contract (e)	(7,460)	(7,460)
Other	1,817	1,706
Cumulative translation adjustment
Unrealized holding gain on available-for-sale investments (c)	(18,815)	(16,237)

Total shareholders' equity under Canadian GAAP	$1,420,447	$1,379,549

  Notes:

  (a)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and having no alternative future use must be written-off at the time of acquisition. Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives.

  (b)
  Under U.S. GAAP, prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in three months ended March 31, 2005. Effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees, including grants of employee stock options. Stock option forfeitures are estimated at the date of grant.

        Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation cost on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating to the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996. Stock option forfeitures are recognized as they occur.

  (c)
  Under U.S. GAAP, long-term investments with readily determinable market values are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income or loss.

        Under Canadian GAAP, long-term investments are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other-than-temporary are recognized in net income or loss.

  (d)
  Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the acquisition agreement. Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company's common shares at the date of acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

  (e)
  Under U.S. GAAP, in 2000, the cash settlement of a Fuisz pre-acquisition contract and the issuance of additional common shares related to the acquisition of Fuisz were allocated to goodwill acquired. Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (f)
  Under U.S. GAAP, no portion of the proceeds from the issuance of the Company's Convertible Subordinated Preferred Equivalent Debentures ("Debentures") in 2000 was attributed to the conversion feature.

        Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

  There were no material differences between the Company's cash flows as reported under U.S. GAAP and the Company's cash flows that would have been reported under Canadian GAAP.

  Recent accounting pronouncements

  Recent accounting pronouncements under Canadian GAAP include the following:

  In January 2005, the Canadian Institute of Chartered Accountants issued Handbook Sections: 1530, "Comprehensive Income"; 3855, "Financial Instruments — Recognition and Measurement"; and 3865, "Hedges". Handbook Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Handbook Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and losses would be recognized in comprehensive income. Handbook Section 3865 builds on existing Accounting Guideline No. 13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006; however, early adoption is permitted. The Company is currently evaluating the effect that the adoption of these standards will have on its consolidated results of operations and financial position under Canadian GAAP.

  Comparative financial statements

  The following tables present comparative figures as previously reported under Canadian GAAP:

  CONSOLIDATED BALANCE SHEETS

	At March 31 2006	At December 31 2005	At December 31 2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
ASSETS
Current
Cash and cash equivalents	$512,819	$445,289	$445,289
Marketable securities	—	505	511
Accounts receivable	105,523	132,699	132,699
Assets of discontinued operation held for sale	—	1,893	1,893
Inventories	91,654	89,473	89,473
Deposits and prepaid expenses	11,815	14,923	14,923

	721,811	684,782	684,788
Long-term assets of discontinued operation held for sale	—	1,107	1,107
Marketable securities	7,620	6,859	6,920
Long-term investments	68,983	66,421	50,117
Property, plant and equipment, net	210,066	199,567	199,567
Intangible assets, net	893,158	910,276	1,085,397
Goodwill	100,294	100,294	102,909
Other assets, net	56,694	59,506	57,288

	$2,058,626	$2,028,812	$2,188,093

LIABILITIES
Current
Accounts payable	$37,199	$61,453	$61,453
Accrued liabilities	110,328	88,870	88,870
Income taxes payable	38,609	37,713	37,713
Deferred revenue	52,627	61,160	61,160
Current portion of long-term obligations	24,654	24,360	24,360

	263,417	273,556	273,556
Deferred revenue	112,327	117,119	117,119
Deferred leasehold inducements	5,366	5,273	5,273
Long-term obligations	401,464	412,508	412,596

	782,574	808,456	808,544

SHAREHOLDERS' EQUITY
Common shares	1,464,072	1,461,077	1,530,035
Additional paid-in capital	7,250	377	65,877
Deficit	(245,733)	(290,242)	(249,270)
Accumulated other comprehensive income/Cumulative translation adjustment	50,463	49,144	32,907

	1,276,052	1,220,356	1,379,549

	$2,058,626	$2,028,812	$2,188,093

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three Months Ended March 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$209,705	$160,531	$160,531
Research and development	4,909	7,200	7,200
Royalty and other	5,909	5,955	5,955

	220,523	173,686	173,686

EXPENSES
Cost of goods sold	49,329	41,101	41,114
Research and development	22,328	19,954	19,975
Selling, general and administrative	56,550	74,694	74,876
Amortization	14,824	15,966	40,494

	143,031	151,715	176,459

Operating income (loss)	77,492	21,971	(2,773)
Interest income	5,196	378	378
Interest expense	(9,024)	(8,897)	(8,804)
Foreign exchange loss	(590)	(538)	(538)
Other expense	(318)	(270)	(270)

Income (loss) from continuing operations before provision for income taxes	72,756	12,644	(12,007)
Provision for income taxes	4,150	585	585

Income (loss) from continuing operations	68,606	12,059	(12,592)
Loss from discontinued operation	(4,120)	(927)	(927)

Net income (loss)	$64,486	$11,132	$(13,519)

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.43	$0.08	$(0.08)
Loss from discontinued operation	(0.03)	(0.01)	—

Net income (loss)	$0.40	$0.07	$(0.08)

Weighted average number of common shares outstanding (000s)
Basic	159,663	159,385	159,385

Diluted	159,737	159,447	159,385

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	$68,606	$12,059	$(12,592)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by continuing operating activities
Depreciation and amortization	25,115	22,564	47,092
Amortization of deferred financing costs	622	812	812
Amortization of discounts on long-term obligations	491	784	691
Stock-based compensation	6,873	—	216
Equity loss	318	270	270
Receipt of leasehold inducements	211	—	—
Other	(196)	(221)	(221)
Changes in operating assets and liabilities:
Accounts receivable	25,991	32,332	32,332
Inventories	(2,201)	(8,286)	(8,286)
Deposits and prepaid expenses	3,087	4,691	4,691
Accounts payable	(22,918)	(2,970)	(2,970)
Accrued liabilities	966	9,937	9,937
Income taxes payable	886	(1,833)	(1,833)
Deferred revenue	(13,159)	(2,343)	(2,343)

Net cash provided by continuing operating activities	94,692	67,796	67,796

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(17,913)	(5,095)	(5,095)
Purchases of marketable securities	(1,152)	(4,144)	(4,144)
Proceeds from sales and maturities of marketable securities	853	3,258	3,258

Net cash used in continuing investing activities	(18,212)	(5,981)	(5,981)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(11,352)	(11,722)	(11,722)
Issuance of common shares	2,995	7	7

Net cash used in continuing financing activities	(8,357)	(11,715)	(11,715)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(580)	(408)	(408)
Net cash used in investing activities	—	(45)	(45)

Net cash used in discontinued operation	(580)	(453)	(453)

Effect of exchange rate changes on cash and cash equivalents	(13)	(49)	(49)

Net increase in cash and cash equivalents	67,530	49,598	49,598
Cash and cash equivalents, beginning of period	445,289	34,324	34,324

Cash and cash equivalents, end of period	$512,819	$83,922	$83,922

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

        The discussion and analysis contained in this MD&A are as of May 15, 2006.

FORWARD-LOOKING STATEMENTS

        A MD&A by its nature has many forward-looking statements. Although, in several instances, we have noted that a section may contain forward-looking statements, we note that this whole MD&A should be read in light of this caution. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the Forward-Looking Statements caution contained on page (ii) of this Form 6-K and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company that is engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. Our main therapeutic areas of focus are central nervous system, pain management, and cardiovascular (including Type II diabetes). Our key product lines that we market directly through our internal commercial operations in Canada and the U.S. and/or through strategic commercial alliances with other pharmaceutical companies are as follows:

  •
  Cardizem® (diltiazem hydrochloride ("HCl")) for the treatments of hypertension and angina;

  •
  Glumetza™ (metformin HCl) for the treatment of Type II diabetes;

  •
  Tiazac® (diltiazem HCl) for the treatments of hypertension and angina;

  •
  Ultram® (tramadol HCl) for the treatment of moderate to moderately severe chronic pain;

  •
  Wellbutrin® (bupropion HCl) for the treatment of depression; and

  •
  Zovirax® (acyclovir) for the treatment of herpes.

        We have various research and development, clinical testing, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

RESTRUCTURING

        In May 2005, we sold the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. ("Kos"). We are the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs, Teveten and Teveten HCT.

        Under the terms of the Cardizem® LA distribution agreement, we agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. Our maximum potential exposure under this indemnity is $25 million until December 31,

2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. We are aware that Andrx Corporation is seeking U.S. Food and Drug Administration ("FDA") approval for a generic version of Cardizem® LA in multiple dosage formats. We continually assess the probability, amount, and timing of future payments, if any, that we may be required to make to Kos under this indemnity. We believe that we can make reasonable estimates for any potential obligation that may exist. We currently estimate that no obligation will become payable under this indemnity.

        Concurrent with the Kos transaction, we restructured our commercial operations in the U.S., including a reduction of our primary-care and cardiovascular specialty sales forces. We retained 85 specialty sales representatives who are focusing on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and women's health-care practitioners, as well as providing co-promotion services to Ortho-McNeil, Inc. ("OMI") related to Ultram® ER. In addition, commencing in May 2006, these representatives are also promoting AstraZeneca Pharmaceuticals LP's Zoladex® 3.6 mg (goserelin acetate implant) to women's health-care practitioners for the treatment of endometriosis in the U.S. and Puerto Rico.

        The Kos transaction and restructuring activities had a material positive impact on our consolidated results of operations, financial position and cash flows in the first quarter of 2006, compared with the first quarter of 2005, due to cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. These factors were partially offset by lower gross profit on revenue from sales of Cardizem® LA product to Kos and the elimination of Teveten and Teveten HCT product sales.

DISCONTINUED OPERATION

        On May 2, 2006, we completed the sale of our Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, we are entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

        At March 31, 2006, we estimated that the net realizable value of the Nutravail's inventory and fair value of Nutravail's long-lived assets were zero, as no consideration was received at the date of sale, and we did not attribute any value to the future payments. As a result, we recorded a write-down of $1.7 million to cost of goods sold to adjust Nutravail's inventory, and an additional write-down of $1.1 million to the carrying values of Nutravail's long-lived assets. We do not have a reasonable basis to estimate the amount of the future payments we may receive because we do not have any significant continuing involvement in the operations of Nutravail. We will recognize any future payments as revenue once each payment is determinable and collection is reasonably assured, which generally will be upon receipt of the cash payment.

        Nutravail's operations and direct cash flows have been eliminated from our ongoing operations as a result of the sale transaction. The extent to which we are involved in the operations of Nutravail is limited to our ability to receive indirect cash flows from the future payments. We have no continuing obligations in connection with the receipt of these payments, and these payments are not expected to be significant to our continuing operations or those of Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in our consolidated statements of income and cash flows, for the current and prior periods.

        For the first quarters of 2006 and 2005, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	Three Months Ended March 31
($ in 000s)	2006	2005
REVENUE
Product sales	$519	$637
Research and development	59	326
Royalty and other	162	612

	740	1,575

EXPENSES
Cost of goods sold (including write-down of inventory of $1,711)	2,207	990
Research and development	861	533
Selling, general and administrative	708	911
Amortization	—	68

	3,776	2,502

Loss from discontinued operation before write-down of assets	(3,036)	(927)
Write-down of assets	(1,084)	—

Loss from discontinued operation	$(4,120)	$(927)

STOCK-BASED COMPENSATION

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Prior to January 1, 2006, we recognized employee stock-based compensation cost under the intrinsic value-based method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss prior to January 1, 2006. We elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense.

        In the first quarter of 2006, we recognized total stock-based compensation expense, net of estimated forfeitures, related to stock options in the amount of $6.9 million, of which $0.5 million was recorded in cost of goods sold, $0.9 million was recorded in research and development expenses, and $5.5 million was recorded in selling, general and administrative expenses. Approximately 40 to 45 percent of the annual cost of stock-based compensation will generally be recognized in the first quarter of each year due to the timing of the grants of stock option awards. We estimate that stock-based compensation expense related to currently outstanding stock options will be approximately $3.0 million in each of the remaining three quarters of 2006, though this estimate could be affected by the approval of additional grants of stock options, unanticipated forfeitures, as well as other factors (see — Forward-Looking Statements).

OVERVIEW

Revenue

        Revenue increased 27% from $173.7 million in the first quarter of 2005 to $220.5 million in the first quarter of 2006, due mainly to higher revenue from sales of Wellbutrin XL® in the U.S. by GlaxoSmithKline plc ("GSK") and revenue generated from sales of Ultram® ER, which was launched by OMI in the U.S. in February 2006. These factors were partially offset by lower product sales in Canada, due mainly to generic competition to Tiazac® and Wellbutrin® SR, and the elimination of Teveten and Teveten HCT product sales following the Kos transaction.

Results of operations

        Income from continuing operations increased 469% from $12.1 million (basic and diluted earnings per share of $0.08) in the first quarter of 2005 to $68.6 million (basic and diluted earnings per share of $0.43) in the first quarter of 2006. Net income increased 479% from $11.1 million (basic and diluted earnings per share of $0.07) in the first quarter of 2005 to $64.5 million (basic and diluted earnings per share of $0.40) in the first quarter of 2006.

        In the first quarter of 2006, income from continuing operations and net income were impacted by the inclusion of stock-based compensation expense of $6.9 million (basic and diluted impact per share of $0.04). Impacting net income in the first quarter of 2006 was the loss from discontinued operation, which included the write-downs of Nutravail's inventory and long-lived assets of $2.8 million in the aggregate (basic and diluted impact per share of $0.02).

Cash dividends

        In March 2006, our Board of Directors declared a cash dividend of $0.125 per share (or $20.0 million in the aggregate), which was paid to our shareholders in April 2006. On May 10, 2006, our Board of Directors declared a cash dividend of $0.125 per share, payable on May 31, 2006.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

        Figures for the first quarter of 2005 reflect the reclassification of Nutravail's revenue and expenses to discontinued operations.

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products, as well as the co-promotion of pharmaceutical products owned by other companies.

The following table displays the dollar amount of each source of revenue in the first quarters of 2006 and 2005, the percentage of each source of revenue compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2006		2005		Change
Product sales	$209,705	95%	$160,531	92%	$49,174	31%
Research and development	4,909	2	7,200	4	(2,291)	(32)
Royalty and other	5,909	3	5,955	3	(46)	(1)

	$220,523	100%	$173,686	100%	$46,837	27%

Product sales

        The following table displays product sales by reporting category in the first quarters of 2006 and 2005, the percentage of each category compared with total product sales in the respective period, and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2006		2005		Change
Wellbutrin XL®	$65,004	31%	$36,756	23%	$28,248	77%
Zovirax®	24,474	12	27,120	17	(2,646)	(10)
Cardizem® LA	16,210	8	11,380	7	4,830	42
Ultram® ER	15,111	7	—	—	15,111	NM
Biovail Pharmaceuticals Canada	19,780	9	25,039	16	(5,259)	(21)
Legacy	35,529	17	29,780	19	5,749	19
Generic	33,597	16	24,975	16	8,622	35
Teveten	—	—	5,481	3	(5,481)	(100)

	$209,705	100%	$160,531	100%	$49,174	31%

NM — Not meaningful

Wholesaler Distribution Services Agreements ("DSAs")

        In the U.S., we sell our Zovirax® and Legacy products, as well as our Cardizem® LA and Teveten products prior to the Kos transaction, directly to drug wholesalers and warehousing chains. Three national drug wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), dominate the drug wholesale market in the U.S. These wholesalers account for the majority of our direct product sales in the U.S. We believe that, prior to 2004, these wholesalers relied largely on cash discounts on purchases and price arbitrage to generate income. This industry business model resulted in forward buying (purchases of inventory not tied to demand) on the part of these wholesalers in anticipation of possible price increases. At times, this led to elevated inventory levels in the wholesale distribution channel. In late 2004 and early 2005, we entered into DSAs with these wholesalers, which has fundamentally changed the way we conduct business with them. In exchange for a fee-for-service, these agreements limit the amount of inventory these wholesalers can own to between 1/2 to 1 1/2 months of supply. These agreements also require these wholesalers to provide us with more timely and complete information with respect to inventory levels held and better data regarding sales and marketplace activity.

        In anticipation of the transition to DSAs, we took steps together with Cardinal, McKesson and ABC to reduce their inventories of our products, which resulted in lower purchases and/or increased returns by these wholesalers. This process was substantially completed during the first quarter of 2005. As a result, the reported sales of certain of our products sold directly to these wholesalers during the first quarter of 2005 were adversely affected by this reduction, and not necessarily reflective of prescription demand. We believe, however, that our product sales to these wholesalers in the first quarter of 2006 more closely reflected demand-based sales.

        As displayed in the following table, at March 31, 2006, Cardinal, McKesson and ABC owned overall 1.2 months of supply of our products, of which only $128,000 had less than 12 months remaining shelf life.

		At March 31, 2006			At December 31, 2005
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$8,757	1.2	$58	$7,858	1.0	$59
Cardizem®	36	5,027	1.1	44	5,525	1.0	45
Ativan®	24	2,209	1.2	9	2,059	1.0	14
Vasotec® and Vaseretic®	24	1,989	1.1	13	2,182	1.1	15
Isordil®	36-60	372	1.5	1	508	1.7	2
Cardizem® Tabs	48	343	1.7	3	433	1.7	3

Total	24-60	$18,697	1.2	$128	$18,565	1.0	$138

Wellbutrin XL®

        We are the exclusive manufacturer and supplier of Wellbutrin XL® to GSK for marketing and distribution in the U.S. Our contractually determined supply price for Wellbutrin XL® is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply price is reset to the lowest tier at the start of each calendar year and the sales thresholds to achieve the second and third tier supply prices generally increase each year. Our revenue from sales of Wellbutrin XL® increased 77% in the first quarter of 2006, compared with the first quarter of 2005, due to higher volumes sold by GSK, as well as price increases effected by GSK during 2005 that positively impact our supply price to them. In addition, our revenue from sales of Wellbutrin XL® in the first quarter of 2005 was impacted by a planned reduction in the level of GSK's safety stock in that quarter. During 2004, GSK had increased its safety stock in anticipation of our need to shift production in 2005 from Wellbutrin XL® to scale-up activities for various products under development, including Tramadol ER (Ultram® ER).

        A number of companies are seeking FDA approval for generic versions of Wellbutrin XL®. As a result, a generic version of Wellbutrin XL® could be launched in 2007 or sooner, at which point we would anticipate losing a substantial portion of the pre-genericization revenue from Wellbutrin XL® product sales within a short period of time. There are certain risks associated with predicting the timing of FDA approvals (see — Forward-Looking Statements).

Zovirax®

        We currently promote Zovirax® Ointment and Zovirax® Cream directly to specialist practitioners in the U.S. Combined sales of Zovirax® Ointment and Zovirax® Cream declined 10% in the first quarter of 2006, compared with the first quarter of 2005. The decline in Zovirax® product sales was due mainly to additional purchases made by wholesalers in anticipation of a price increase for Zovirax® in the first quarter of 2005.

Cardizem® LA

        We are the exclusive manufacturer and supplier of Cardizem® LA to Kos for marketing and distribution in the U.S. and Puerto Rico. Since May 2, 2005 (the date of the Kos transaction), we sell Cardizem® LA to Kos at contractually determined prices that are lower than what we historically charged for this product when we sold it directly to wholesalers. In the first quarter of 2006, we recognized $3.8 million related to the amortization of the deferred revenue associated with the Kos transaction. Our revenue from sales of Cardizem® LA increased 42% in the first quarter of 2006, compared with the first quarter of 2005, partially due to unanticipated returns of slow-moving 90-tablet bottles of Cardizem® LA in the first quarter of 2005.

Ultram® ER

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of tramadol. We currently manufacture and supply Ultram® ER to OMI for distribution in the U.S. and Puerto Rico. Our contractually determined supply prices are based on 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale. In the fourth quarter of 2005, OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the aggregate amount of our future invoices for Ultram® ER manufactured and supplied to OMI.

        OMI launched Ultram® ER in the U.S. in February 2006. Our revenue from sales of Ultram® ER by OMI amounted to $15.1 million in the first quarter of 2006. We currently anticipate that OMI will launch Ultram® ODT in the latter part of 2006, though there are certain risks associated with this timing (see — Forward-Looking Statements).

Biovail Pharmaceuticals Canada ("BPC") products

        BPC products are Glumetza™, Monocor, Retavase, Tiazac®, Tiazac® XC, Wellbutrin® SR, Wellbutrin® XL (since March 2006) and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Glumetza™, Tiazac® XC and Wellbutrin® XL directly to Canadian physicians. Sales of BPC products declined 21% in the first quarter of 2006, compared with the first quarter of 2005. The decline in BPC product sales reflected lower sales of Tiazac® and Wellbutrin® SR due to the introduction of generic competition, partially offset by our launches of Tiazac® XC and Glumetza™ in January 2005 and November 2005, respectively, and the introduction of Wellbutrin® XL in March 2006. We formally launched Wellbutrin® XL in Canada in April 2006.

Legacy products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell Tiazac® (branded and generic) to Forest Laboratories, Inc. for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products increased 19% overall in the first quarter of 2006, compared with the first quarter of 2005. The increase in overall sales of our Legacy products, despite declines in prescription volumes for these products, reflected the effect of price increases for certain of these products in the first quarter of 2006, and reductions in wholesaler inventories of these products in the first quarter of 2005.

        In November 2005, we announced our intention to spin-off substantially all of our off-patent branded pharmaceutical products. These products comprise substantially all of our Legacy products. These products are not considered strategic to our business and are in decline (in terms of prescription volumes) due to generic competition. Should the spin-off transaction be effected, it would involve: the creation of an independent company, to be known as Crystaal Pharmaceuticals Corporation ("Crystaal"); the transfer of the assets associated with these products to Crystaal; and the distribution of Crystaal's shares to our shareholders either as a dividend in kind or as a return of capital. We hope to complete this spin-off transaction in 2006; however, this transaction is subject to a number of conditions including, but not limited to: the resolution of, or at least greater clarity in respect of, certain regulatory and litigation matters; the preparation and filing of a preliminary prospectus and registration statement; the review and approval of those documents by regulatory authorities prior to being finalized and authorized for use in connection with a distribution; receipt of lender and other third-party consents; and approval by our shareholders, if required.

        We believe that a spin-off of our off-patent products will allow us to better focus on achieving long-term growth through our drug development efforts, as well as allow for the underlying value of these products to be better realized through the dedicated efforts of Crystaal. Should the spin-off transaction be effected, it would have a significant impact on our future consolidated results of operations, financial position and cash flows.

Generic products

        Our Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") for distribution in the U.S., as well as an authorized generic version of Tiazac®, which we manufacture and sell to Novopharm Limited ("Novopharm"), also a subsidiary of Teva, for distribution in Canada. Sales of our Generic products increased 35% overall in the first quarter of 2006, compared with the first quarter of 2005. The increase in our Generic product sales reflected changes in inventory levels of these products owned by Teva and increased prescription volumes for these products, as well as Novopharm's introduction of generic Tiazac® in Canada in January 2006.

Teveten products

        Since May 2, 2005 (the date of the Kos transaction), we no longer have an ongoing financial interest in Teveten and Teveten HCT.

Research and development revenue

        Research and development revenue declined 32% in the first quarter of 2006, compared with the first quarter of 2005, reflecting a lower level of clinical research and laboratory testing services provided to external customers by our contract research operation, due to the postponement of certain studies.

Royalty and other revenue

        Royalty and other revenue declined 1% in the first quarter of 2006, compared with the first quarter of 2005. In the first quarter of 2006, other revenue included $0.4 million received from OMI related to our co-promotion of Ultram® ER.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item in the first quarters of 2006 and 2005, the percentage of each item compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item. Percentages may not add due to rounding.

	Three Months Ended March 31
($ in 000s)	2006		2005		Change
Cost of goods sold	$49,329	22%	$41,101	24%	$8,228	20%
Research and development	22,328	10	19,954	11	2,374	12
Selling, general and administrative	56,550	26	74,694	43	(18,144)	(24)
Amortization	14,824	7	15,966	9	(1,142)	(7)

	$143,031	65%	$151,715	87%	$(8,684)	(6)%

Cost of goods sold and gross margins

        In first quarter of 2006, cost of goods sold included $2.0 million related to the amortization of the Cardizem® LA intangible asset associated with the Kos transaction, and $2.1 million related to the amortization of the asset associated with a reduction in the Zovirax® supply price to be paid to GSK.

        Gross margins based on product sales were 76% and 74% overall in the first quarters of 2006 and 2005, respectively. The increase in overall gross margins reflected higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact that the price increases effected by GSK in 2005 had on our supply price. In addition, we experienced a lower overall level of product returns in the first quarter of 2006, compared with the first quarter of 2005. These factors were partially offset by the lower margin realized on Cardizem® LA product sales to Kos and start-up manufacturing inefficiencies related to Ultram® ER.

Research and development expenses

        Research and development expenses increased 12% in the first quarter of 2006, compared with the first quarter of 2005. We invested 10% of total revenue in research and development activities in the first quarter of 2006, compared with 11% in the first quarter of 2005. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        Research and development activities in the first quarter of 2006 included line-extension and enhanced-formulation programs including:

  •
  A bupropion salt product. We anticipate filing an New Drug Application ("NDA") for this product in the third quarter of 2006;

  •
  A once-daily bioequivalent version of Coreg (carvedilol) for the treatment of hypertension;

  •
  A combination product incorporating tramadol and a non-steroidal anti-inflammatory drug for the treatment of pain;

  •
  Combination products incorporating bupropion with other anti-depressant agents; and

  •
  A venlafaxine product for the treatment of depression.

There are certain risks associated with predicting the timing of NDA filings and the receipt of FDA approvals, as well as our ability to successfully commercialize our pipeline products referred to above (see — Forward-Looking Statements).

Selling, general and administrative expenses

        Selling, general and administrative expenses declined by 24% in the first quarter of 2006, compared with the first quarter of 2005. As a percentage of total revenue, selling, general and administrative expenses were 26% and 43% in the first quarters of 2006 and 2005, respectively. The decline in selling, general and administrative expenses reflected the positive impact of the Kos transaction and concurrent restructuring of our U.S. commercial operations in May 2005. These events resulted in immediate cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces and the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. These factors were partially offset by higher corporate expenses resulting from increased professional fees related to ongoing regulatory and legal matters, and costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives, as well as the inclusion of stock-based compensation. In addition, we incurred initial marketing costs in Canada associated with Glumetza™ and Wellbutrin® XL.

Amortization expense

        Amortization expense declined 7% in the first quarter of 2006, compared with the first quarter of 2005. As a percentage of total revenue, amortization expense was 7% and 9% in the first quarters of 2006 and 2005, respectively. The decline in amortization expense in the first quarter of 2006 reflected the discontinuance of the amortization of the Teveten and Teveten HCT product rights following the Kos transaction, as well as the final amortization of certain other intangible assets during 2005, partially offset by the inclusion of amortization associated with the Glumetza™ intangible asset.

OPERATING INCOME

        We recorded operating income of $77.5 million in the first quarter of 2006, compared with $22.0 million in the first quarter of 2005. The increase in operating income reflected higher product sales and an improved overall gross margin on those sales, as well as lower sales force and marketing costs. These factors were partially offset by increased research and development spending and higher corporate expenses, as well as the inclusion of stock-based compensation.

NON-OPERATING ITEMS

Interest income

        Interest income was $5.2 million in the first quarter of 2006, compared with $0.4 million in the first quarter of 2005. The increase in interest income reflected a higher amount of surplus cash available for investment.

Interest expense

        Interest expense was $9.0 million in the first quarter of 2006, compared with $8.9 million in the first quarter of 2005. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

Provision for income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $4.2 million and $0.6 million in the first quarters of 2006 and 2005, respectively.

SUMMARY OF QUARTERLY RESULTS

        The following tables present a summary of our quarterly results for each of the eight most recently completed quarters:

	2006	2005
($ in 000s, except per share data)	Q1	Q4	Q3	Q2
Revenue	$220,523	$287,614	$258,058	$216,178
Income from continuing operations	68,606	120,516	109,299	4,922
Net income	64,486	119,719	101,663	3,707
Basic and diluted earnings per share
Income from continuing operations	$0.43	$0.75	$0.69	$0.03
Net income	$0.40	$0.75	$0.64	$0.02

Net cash provided by continuing operating activities	$94,692	$223,390	$122,446	$88,247

	2005	2004
($ in 000s, except per share data)	Q1	Q4	Q3	Q2
Revenue	$173,686	$275,350	$213,618	$204,886
Income from continuing operations	12,059	46,582	50,645	45,784
Net income	11,132	46,045	49,635	44,208
Basic and diluted earnings per share
Income from continuing operations	$0.08	$0.29	$0.32	$0.29
Net income	$0.07	$0.29	$0.31	$0.28

Net cash provided by continuing operating activities	$67,796	$112,153	$58,640	$44,356

Results of operations

        The declines in revenue, income from continuing operations and net income in the first quarter of 2006, compared with the fourth quarter of 2005, reflected the impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year, as well as the introduction of generic competition to Tiazac® in Canada. The factors were partially offset by the positive impact of the Wellbutrin XL® price increases effected by GSK during 2005, as well as revenue generated from sales of Ultram® ER following its launch by OMI in February 2006.

Cash flows

        The decline in net cash provided by continuing operating activities in the first quarter of 2006, compared with the fourth quarter of 2005, reflected lower gross profit on Wellbutrin XL® product sales in the first quarter of 2006 due to the tiered supply price, as well as the receipt of the $60 million supply prepayment from OMI for Ultram® ER in the fourth quarter of 2005.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at March 31, 2006 and December 31, 2005:

($ in 000s)	At March 31 2006	At December 31 2005
Working capital	$458,394	$411,226
Long-lived assets	1,260,212	1,269,643
Long-term obligations	426,118	436,868
Shareholders' equity	1,276,052	1,220,356

Working capital

        The $47.2 million increase in working capital from December 31, 2005 to March 31, 2006 was primarily due to:

  •
  Cash generated from continuing operations of $94.7 million;

  •
  A decrease in accounts payable of $24.3 million related to the timing of payments and lower payables related to capital expenditures, inventory purchases and professional fees; and

  •
  A decrease in current deferred revenue of $8.5 million, primarily related to the portion of the supply prepayment from OMI and proceeds from the Kos transaction that we earned in the first quarter of 2006.

        Partially offset by:

  •
  A decrease in accounts receivable of $27.2 million, primarily related to the amount and timing of collections of revenue from Wellbutrin XL® product sales;

  •
  An increase in accrued liabilities of $21.5 million, primarily related to the dividends declared in March 2006;

  •
  Additions to property, plant and equipment of $16.5 million; and

  •
  Repayments of long-term obligations of $11.4 million.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $9.4 million decrease in long-lived assets from December 31, 2005 to March 31, 2006 was primarily due to:

  •
  Depreciation of plant and equipment of $5.6 million and the amortization of intangible and other assets of $19.5 million.

        Partially offset by:

  •
  Additions to property, plant and equipment of $16.5 million, which included expenditures related to the ongoing expansion of our manufacturing facility in Steinbach, Manitoba, and the addition of equipment at our manufacturing facility in Dorado, Puerto Rico, related to the manufacture of orally disintegrating products that we expect to produce in the future, including Ultram® ODT.

Long-term obligations

        The $10.8 million decrease in long-term obligations, including the current portion thereof, from December 31, 2005 to March 31, 2006 reflected primarily the payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement.

Shareholders' equity

        The $55.7 million increase in shareholders' equity reflected primarily net income of $64.5 million (including $6.9 million of stock-based compensation recorded in additional paid-in capital), partially offset by the dividends declared in March 2006.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits, inventory purchases, research and development programs, sales and marketing activities, capital expenditures, loan repayments and dividend payments. At March 31, 2006, we had cash and cash equivalents of $512.8 million, compared with $445.3 million at December 31, 2005. The following table displays cash flow information for the first quarters of 2006 and 2005:

	Three Months Ended March 31
($ in 000s)	2006	2005
Net cash provided by continuing operating activities	$94,692	$67,796
Net cash used in continuing investing activities	(18,212)	(5,981)
Net cash used in continuing financing activities	(8,357)	(11,715)
Net cash used in discontinued operation	(580)	(453)
Effect of exchange rate changes on cash and cash equivalents	(13)	(49)

Net increase in cash and cash equivalents	$67,530	$49,598

Operating activities

        Net cash provided by continuing operating activities increased $26.9 million from the first quarter of 2005 to the first quarter of 2006, primarily due to:

  •
  An increase of $65.8 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, and lower sales force and marketing costs.

Partially offset by:

  •
  A decrease of $19.9 million related to the change in accounts payable, due mainly to the timing of payments and lower payables related to capital expenditures, inventory purchases and professional fees;

  •
  A decrease of $10.8 million related to the change in deferred revenue, primarily related to the portion of the supply prepayment from OMI and proceeds from the Kos transaction that we earned in the first quarter of 2006; and

  •
  A decrease of $9.0 million related to the change in accrued liabilities, due mainly to lower product sales provisions.

Investing activities

        Net cash used in continuing investing activities increased $12.2 million from the first quarter of 2005 to the first quarter of 2006 primarily due to an increase of $12.8 million in capital expenditures on property, plant and equipment.

Financing activities

        Net cash used in continuing financing activities declined by $3.4 million from the first quarter of 2005 to the first quarter of 2006 primarily due to an increase of $3.0 million in proceeds received on the exercise of stock options.

Outlook

        We intend to use our existing cash resources and continuing cash flows from operations to support primarily our growth strategy through potential acquisitions of new products, technologies and/or businesses, as well as to finance our contemplated quarterly dividend of $0.125 per share (or approximately $20 million per quarter). We also anticipate capital expenditures of approximately $50 million to $60 million in 2006. Major projects planned include the completion of the expansion of our Steinbach manufacturing facility (anticipated in the coming months), the addition of equipment related to the manufacture of orally disintegrating products, and upgrades to our computer information systems. However, certain factors could alter our intentions and anticipations (see — Forward-Looking Statements).

LIQUIDITY AND CAPITAL RESOURCES

        At March 31, 2006, we had total long-term obligations of $426.1 million, including the current portion thereof, which included the carrying value of our Notes of $400.5 million and obligations related to past acquisitions of intangible assets of $24.7 million.

        At March 31, 2006, we had no outstanding borrowings under our revolving term credit facility; however, we had a letter of credit of $17.6 million issued under this facility, which secures the remaining semi-annual payments we are required to make to Merck & Co., Inc. ("Merck") related to our acquisition of Vasotec® and Vaseretic®. In May 2006, the lenders consented to an extension of this credit facility at $250 million for a further 364-day term until May 23, 2007. This facility is renewable for additional 364-day revolving terms at the lenders' option, with a one-year term out at our option if the lenders do not renew. This facility may be used for general corporate purposes, including acquisitions. At March 31, 2006, we were in compliance with all financial and non-financial covenants associated with this facility.

        Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are as follows:

	S&P	Moody's
Overall	BB+	Ba3
Revolving term credit facility	BBB-	NR
Senior Subordinated Notes	BB-	B2
Outlook	Stable	Negative

NR — Not rated

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility, will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due, for at least the next 12 months. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities. There are certain risks to our business that could negatively affect our expected cash flows and liquidity (see — Forward-Looking Statements).

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at March 31, 2006:

	Payments Due by Period
($ in 000s)	Total	2006	2007 and 2008	2009 and 2010	Thereafter
Long-term obligations	$425,261	$14,011	$11,250	$400,000	$—
Operating lease obligations	37,551	4,389	10,342	8,069	14,751
Purchase obligations	24,089	24,089	—	—	—

Total contractual obligations	$486,901	$42,489	$21,592	$408,069	$14,751

        The above purchase obligations are in connection with the manufacture and supply to us of Cardizem® products by Aventis Pharmaceuticals Inc. and diltiazem (the active ingredient in Cardizem® and Tiazac®) by an affiliate of Teva. We are obligated to purchase approximately $12.5 million-worth of Cardizem® products and approximately $8.0 million-worth of diltiazem in 2006. We are also obligated to make payments totaling $3.6 million in 2006 to Merck for minimum quantities of Vasotec® and Vaseretic® (regardless of the actual product supplied).

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. In the event that all research and development projects are successful, we would have to make aggregate milestone payments of approximately $70 million. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2006 related to currently existing research and development collaborations.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at March 31, 2006, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under Contractual Obligations.

OUTSTANDING SHARE DATA

        At May 10, 2006, we had 159,988,010 issued and outstanding common shares, as well as outstanding options to purchase 9,221,632 common shares under our stock option plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our consolidated results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. We do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

        The eventual payment of our Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At March 31, 2006, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $146 million. If the Notes had been paid at March 31, 2006, one-half of this foreign exchange gain would be included in our taxable income for 2006, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the eventual payment of our Notes will not result in a foreign exchange gain or loss being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option, we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the aggregate fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

UNRESOLVED U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") STAFF COMMENTS

        The SEC has advised us that it has reviewed the financial statements and related disclosures of our Form 20-F for the fiscal year ended December 31, 2004. Based on its review of this document, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding our accounting methodologies related to product returns, and requested additional disclosures related to these filings. We incorporated additional disclosure items requested for these past filings into our Form 20-F for the fiscal year ended December 31, 2005, and related audited consolidated financial statements. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. We will provide an update as material developments in these matters occur.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. Since December 31, 2005, none of our critical accounting policies or estimates (as more fully described in the MD&A contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005) have changed significantly, except as follows:

Stock-based compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the option. The risk-free interest rate is based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model (such as the lattice model) could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations. As we develop detailed data about our employees' stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value.

CONTROLS AND PROCEDURES

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized and reported in a timely manner. Based on our evaluation, our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the

Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

        There were no changes in our internal controls over financial reporting during the three-month period ended March 31, 2006 identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the significant differences that would have resulted in the MD&A had it been prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, are explained in note 14 to the accompanying unaudited consolidated financial statements.

Results of operations

	Three Months Ended March 31
($ in 000s, except per share data)	2006	2005
Income from continuing operations — U.S. GAAP	$68,606	$12,059
Income (loss) from continuing operations — Canadian GAAP	56,198	(12,592)
Net income — U.S. GAAP	64,486	11,132
Net income (loss) — Canadian GAAP	52,078	(13,519)
Basic and diluted earnings (loss) per share
Income from continuing operations — U.S. GAAP	$0.43	$0.08
Income (loss) from continuing operations — Canadian GAAP	$0.35	$(0.08)
Net income — U.S. GAAP	$0.40	$0.07
Net income (loss) — Canadian GAAP	$0.33	$(0.08)

        In the first quarter of 2006, income from continuing operations and net income under Canadian GAAP would each have been $12.4 million lower than income from continuing operations and net income reported under U.S. GAAP. In the first quarter of 2005, loss from continuing operations and net loss under Canadian GAAP would have been $24.7 million lower than income from continuing operations and net income reported under U.S. GAAP.

        The principal reconciling difference that affects results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $12.3 million and $24.5 million would have been recognized in the first quarters of 2006 and 2005, respectively, related to acquired research and development assets that were capitalized at the time of acquisition. Under U.S. GAAP, these assets were written-off at the time of acquisition.

Financial condition

($ in 000s)	At March 31 2006	At December 31 2005
Long-lived assets — U.S. GAAP	$1,260,212	$1,269,643
Long-lived assets — Canadian GAAP	1,423,508	1,445,161
Shareholders' equity — U.S. GAAP	1,276,052	1,220,356
Shareholders' equity — Canadian GAAP	1,420,447	1,379,549

        At March 31, 2006 and December 31, 2005, long-lived assets under Canadian GAAP would have been higher by $163.3 million and $175.5 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of these assets amounted to $162.8 million and $175.1 million at March 31, 2006 and December 31, 2005, respectively.

        At March 31, 2006 and December 31, 2005, shareholders' equity under Canadian GAAP would have been higher by $144.4 million and $159.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling differences that affect shareholders' equity under Canadian GAAP relate to the unamortized carrying value of capitalized acquired research and development assets, partially offset by unrealized holding gains on available-for-sale investments that are reported at cost under Canadian GAAP. Under U.S. GAAP unrealized gains on available-for-sale investments are recorded in the accumulated other comprehensive income component of shareholders' equity. At March 31, 2006 and December 31, 2005, the cost of available-for-sale investments under Canadian GAAP would have been lower by $18.8 million and $16.2 million, respectively, than the fair values of these investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 10 — Legal Proceedings to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

        Exhibit 99.1 Certifications of the Chief Executive Officer and Chief Financial Officer

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: May 15, 2006	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006
PART II — OTHER INFORMATION
BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006
SIGNATURES